RECEIVED

2008 APR 16 P 5:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549
United States of America

[redacted]

08002713

2 April 2008

Ladies and Gentlemen:

SUPPL

Re: Fiberweb plc (formerly Fiberweb Limited)
Rule 12g3-2(b) Exemption File No. 8235043

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of Fiberweb plc (the "Company"), enclosed for your attention are the documents listed in Annex A hereto.

These documents supplement the information previously provided with respect to the Company's exemption under Rule 12g3-2(b), which was established on December 6, 2006.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the United States legal system.

Please do not hesitate to contact the undersigned at +44 (0)20 8439 8319 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully

PROCESSED
MAY 27 2008
THOMSON REUTERS

For and on behalf of
FIBERWEB PLC

A Holland
Company Secretary

ANNEX A
8235043.

FIBERWEB PLC
1 April 2008

FIBERWEB PLC

Announcements made via a Regulatory Information Service/U.S. Securities and Details of all regulatory announcements for Fiberweb plc can be found on the London Stock Exchange website at www.londonstockexchange.comand on the Fiberweb plc website at www.fiberweb.com

Announcements made via a Regulatory Information Service/U.S. Securities and Exchange Commission:

19 March 2008	Annual Information Update
6 March 2008	Notification of Major Shareholding
27 February 2008	Asian Joint Ventures
27 February 2008	Final Results
26 February 2008	Notification of Major Shareholding
25 February 2008	Notification of Major Shareholding
18 February 2008	Notification of Major Shareholding

During the period 23 January 2008 to date, various exempt principal traders and other persons disclosed dealings in the Company's shares in compliance with the requirements of Rule 8.3 and Rule 38.5 of the City Code on Takeovers and Mergers.

Fiberweb plc

1 Victoria Villas

Richmond on Thames

London TW9 2GW

8235043

Regulatory Announcement

Go to market news section

RECEIVED

2008 APR 16 P 5:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Fiberweb Plc
TIDM	FWEB
Headline	Notice of AGM
Released	11:42 28-Mar-08
Number	0299R

NOTICE OF AGM

Fiberweb plc (the "Company") announces that on 28 March 2008 it posted to shareholders a Notice of an Annual General Meeting to be held on 2 May 2008.

The Company confirms that copies of the documents listed below have today been submitted to the UK Listing Authority and will shortly be available for inspection in the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel: 020 7676 1000

List of Documents:

- Report and Accounts for the year ended 31 December 2007
- Chairman's Explanatory Letter and Notice of Annual General Meeting
- Annual General Meeting Proxy Card
- New Articles (being proposed at the Annual General Meeting)

Copies of these documents are also available for inspection during normal business hours until 2 May 2008 at the registered office of the Company:

Fiberweb plc
1 Victoria Villas
Richmond on Thames
London
TW9 2GW

-

AMENDMENTS TO ARTICLES OF ASSOCIATION

At its upcoming Annual General Meeting, the Company will be proposing the adoption of new articles of association. These are intended to replace the Company's current articles of association. The main reason for proposing the adoption of new articles of association is to take account of changes in UK company law brought about by the Companies Act 2006. A summary of the principal changes being introduced by amended Articles is set out below, and is based on notes to the Chairman's Explanatory Letter:

1. Articles that Duplicate Statutory Provisions

Provisions in the current Articles which replicate provisions contained in the Companies Act 2006 ("CA 2006") are, in the main, to be amended to bring them into line with the CA 2006. Certain

examples of such provisions include provisions as to the form of resolutions, the variation of class rights, the requirement to keep accounting records and provisions regarding the period of notice required to convene general meetings. The main changes made to reflect this approach are detailed below.

2. Form of Resolution

The current Articles contain provisions that specifically require extraordinary resolutions. These provisions are removed/amended in the new Articles as the concept of extraordinary resolutions has not been retained under the CA 2006.

3. Variation of Class Rights

The current Articles contain provisions regarding the variation of class rights. The proceedings and specific quorum requirements for a meeting convened to vary class rights are contained in the CA 2006. The relevant provisions have therefore been amended in the new Articles.

4. Convening General Meetings

The provisions in the current Articles dealing with the convening of general meetings and the length of notice required to convene general meetings are being amended to conform to new provisions in the CA 2006. In particular, a general meeting to consider a special resolution can be convened on 14 days' notice whereas previously 21 days' notice was required.

5. Votes of Members

Under the CA 2006, proxies are entitled to vote on a show of hands whereas, under the current Articles, proxies are only entitled to vote on a poll. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. Multiple corporate representatives may be appointed. The new Articles reflect these provisions.

6. Age of Directors on Appointment or Re-election

The current Articles contain a provision requiring a director's age to be disclosed in the notice convening a meeting at which the director is proposed to be elected or re-elected if he has attained the age of 70 years or more. This provision has been removed from the new Articles.

7. Conflicts of Interest

The CA 2006 sets out directors' general duties which largely codify the existing law, but with some changes. Under the CA 2006, from 1 October 2008, a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the company's interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. The CA 2006 allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the Articles contain a provision to this effect. The CA 2006 also allows the Articles to contain other provisions for dealing with directors' conflicts of interest to avoid a breach of duty. The new Articles give the directors authority to approve such situations and include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when directors decide whether to authorise a conflict or potential conflict. First, only directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the company's success. The directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

It is also proposed that the new Articles should contain provisions relating to confidential information, attendance at Board meetings and availability of Board papers to protect a director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions

will only apply where the position giving rise to the potential conflict has previously been authorised by the directors.

8. Notice of Board Meetings

Under the new Articles, a director absent or intending to be absent from the United Kingdom may request that notices of Board meetings during his absence be sent to him in hard copy form or by electronic means to an address or electronic address given by him to the Company for that purpose. If no request is made (and/or if no such non-United Kingdom address is given) it is not necessary to give notice of a Board meeting to a director who is absent from the United Kingdom.

9. Electronic and Web Communications

Provisions of the CA 2006 which came into force in January 2007 enable companies to communicate with members by electronic and/or website communications. The new Articles continue to allow communications to members in electronic form and, in addition, they also permit the Company to take advantage of the new provisions relating to website communications. Before the Company can communicate with a member by means of website communication, the relevant member must be asked individually by the Company to agree that the Company may send or supply documents or information to him by means of a website, and the Company must either have received a positive response or have received no response within the period of 28 days beginning with the date on which the request was sent. The Company will notify the member (either in writing, or by other permitted means) when a relevant document or information is placed on the website and a member can always request a hard copy version of the document or information.

10. Directors' Indemnities and Loans to Fund Expenditure

The CA 2006 has in some areas widened the scope of the powers of a company to indemnify directors and to fund expenditure incurred in connection with certain actions against directors. In particular, a company that is a trustee of an occupational pension scheme can now indemnify a director against liability incurred in connection with the company's activities as trustee of the scheme. In addition, the existing exemption allowing a company to provide money for the purpose of funding a director's defence in court proceedings now expressly covers regulatory proceedings and applies to associated companies.

11. General

Generally the opportunity has been taken to bring clearer language into the new Articles and in some areas to conform the language of the new Articles.

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

RECEIVED

2008 APR 16 P 5:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Fiberweb Plc
TIDM	FWEB
Headline	Annual Information Update
Released	14:53 19-Mar-08
Number	4956Q

FIBERWEB PLC

ANNUAL INFORMATION UPDATE FOR THE 12 MONTHS FROM 19 MARCH 2007

This annual information update is filed pursuant to Prospectus Rule 5.2 made by the Financial Services Authority and not for any other purpose and by filing this annual information update neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained or referred to below herein. The information referred to below is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

1. Announcements made via a Regulatory Information Service/U.S. Securities and Exchange Commission

19 March 2008	Annual Information Update
27 February 2008	Asian Joint Ventures
27 February 2008	Final Results
26 February 2008	Notification of Major Shareholding
25 February 2008	Notification of Major Shareholding
18 February 2008	Notification of Major Shareholding
8 February 2008	Notice of Results
6 February 2008	Notification of Major Shareholding
1 February 2008	Notification of Major Shareholding
31 January 2008	Board Appointment
30 January 2008	Notification of Mjaor Shareholding
29 January 2008	Notification of Major Shareholding
23 January 2008	Notification of Major Shareholding
23 January 2008	Notification of Major Shareholding
22 January 2008	Notification of Major Shareholding
22 January 2008	Notification of Major Shareholding
21 January 2008	Possible Offer by Avgol Industries 1953 Ltd ("Avgol")
18 January 2008	Notification of Major Shareholding
10 January 2008	Notification of Major Shareholding
27 December 2007	Notification of Major Shareholding
21 December 2007	Director/PDMR Shareholding
19 December 2007	Notification of Major Shareholding
7 December 2007	Notification of Major Shareholding

6 December 2007	Directorate Change and Trading Updte
5 December 2007	Notification of Major Shareholding
29 November 2007	Notification of Major Shareholding
29 November 2007	Notification of Major Shareholding
21 November 2007	Notification of Major Shareholding
21 November 2007	Director/PDMR Shareholding
20 November 2007	Director/PDMR Shareholding
16 November 2007	Director/PDMR Shareholding
8 November 2007	Director/PDMR Shareholding
31 October 2007	Notification of Major Interest
17 October 2007	Notification of Major Interest
3 October 2007	Director/PDMR Shareholding
2 October 2007	Director/PDMR Shareholding
1 October 2007	Notification of Major Interest
28 September2007	Notification of Major Interest
28 September2007	Notification of Major Interest
25 September 2007	Director/PDMR Shareholding
24 September2007	Notification of Major Interest
24 September 2007	Notification of Major Interest
24 September 2007	Notification of Major Interest
21 September 2007	Notification of Major Interest
10 September 2007	Notification of Major Interest
6 September 2007	Trading Update
5 September 2007	Notification of Major Interest
14 August 2007	Notification of Major Interest
14 August 2007	Notification of Major Interest
7 August 2007	Notification of Major Interest
7 August 2007	Interim Results
6 August 2007	Notification of Major Interest
2 August 2007	Notification of Major Interest
20 July 2007	Notification of Major Interest
5 July 2007	Notification of Major Interest
28 June 2007	Notification of Major Interest
22 June 2007	Notification of Major Interest
14 June 2007	Notification of Major Interest
12 June 2007	Notification of Major Interest
12 June 2007	Notification of Major Interest
8 June 2007	Directors Shareholding
7 June 2007	Notification of Major Interests
7 June 2007	Director/PDMR Interests
5 June 2007	Directors Shareholding
1 June 2007	Notification of Major Interests
25 May 2007	Disposal
23 May 2007	Notification of Major Interests
17 May 2007	Director/PDMR Interests
2 May 2007	AGM Statement
1 May 2007	Notification of Major Interests
30 April 2007	Notification of Major Interests

25 April 2007	Notification of Major Interests
18 April 2007	Analyst and Investor Site Visit
16 April 2007	Trading Update
30 March 2007	AGM Notice
30 March 2007	Notification of Major Interests
30 March 2007	Disposal
28 March 2007	Notification of Major Interests
20 March 2007	Notification of Major Interests
19 March 2007	Annual Information Update

During the period 23 January 2008 to date, various exempt principal traders and other persons disclosed dealings in the Company's shares in compliance with the requirements of Rule 8.3 and Rule 38.5 of the City Code on Takeovers and Mergers.

Details of all regulatory announcements for Fiberweb plc can be found on the London Stock Exchange website at www.londonstockexchange.com and on the Fiberweb plc website at www.fiberweb.com

2. Documents filed with Companies House/U.S. Securities and Exchange Commission

Date	Document Type	Description
4/2/08	Form 363	Annual Return
1/2/08	Form 288a	Appointment of Director
31/1/08	Form 288b	Resignation of Director
30/1/08	Form 288c	Change of Address
2/12/07	Form 288a	Appointment of Company Secretary
3/12/07	Form 288b	Resignation of Company Secretary
21/9/07	Form 288c	Change of Address
16/05/07	Resolutions	make info available 02/05/07 disapp pre-empt rights 02/05/07 ; auth allot of security 02/05/07 ; 12244038 ord shares
16/05/07	Group Accounts made up to 31/12/06	

Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at

www.direct.companieshouse.gov.uk

3. Documents published or sent to shareholders or filed with the UKLA viewing facility

Date	Description
21 January 2008	Letter to Shareholders re possible offer
5 September 2007	Interim Report 2007
2 May 2007	Resolutions relating to special business passed at AGM on 26 April 2007
30 March 2007	Annual Report and Accounts 2006, Chairman's Letter and Notice of AGM, AGM Proxy Card

Copies of all the above documents may be obtained from the Company Secretary at the Company's

Registered Office:

Fiberweb plc

1 Victoria Villas

Richmond on Thames

London TW9 2GW

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:58 06-Mar-08
Number	4999P

TR-1: **NOTIFICATION OF MAJOR INTERESTS IN SHARES**	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**NO**
An event changing the breakdown of voting rights	**NO**
Other (please specify):______________	**NO**
3. Full name of person(s) subject to the notification obligation:	Templeton Investment Counsel, LLC
4. Full name of shareholder(s) (if different from 3.):	J P Morgan Chase Bank Citibank Mellon Bank State Street Bank
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	4.3.08
6. Date on which issuer notified:	5.3.08
7. Threshold(s) that is/are crossed or reached:	14%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
Ord GBP 0.05	18,583,298	15.18%			18.248,522		14.90%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
18,248,522	14.90

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	
14. Contact name:	Lori A Weber Assistant Secretary, Franklin Resources Inc
15. Contact telephone number:	954 847 2283

Regulatory Announcement

Go to market news section

RECEIVED

2008 APR 16 P 5:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Fiberweb Plc
TIDM	FWEB
Headline	Asian Joint Ventures
Released	07:48 27-Feb-08
Number	8296O

RNS Number:8296O
Fiberweb Plc
27 February 2008

Fiberweb plc
27 February 2008

Fiberweb announces two Asian Joint Ventures

Fiberweb plc (Fiberweb) is pleased to announce today that it has entered into two separate Joint Venture agreements in China and India which in aggregate are expected to contribute 0.3 pence to earnings per share from 2010.

In China, Fiberweb has agreed to invest $2.5m of cash into a 30 year joint venture with Tianjin Hengguan Nonwoven Company Limited, a Chinese spun-bonded polyester manufacturer. Fiberweb will own 65% of the venture which will exploit Fiberweb's strong franchise in polyester spunbond fabrics.

In India, Fiberweb has signed an agreement to set up a joint venture with a group of local individual investors which will establish the first premium geotextile manufacturer in India, exploiting Terram's leading products and strong brand. This envisages Fiberweb will upgrade and sell its currently idled line from Terram in Pontypool, Wales, to the joint venture and grant a license to the trademark Terram. Fiberweb will own 26% of the venture and will receive £1.35 million in cash for the line and the license. The upgraded Terram line is expected to be relocated to a new site by Q1 2009.

- ends -

Contacts

Fiberweb plc 0208 439 8594
Daniel Dayan, Chief Executive
Daniel Abrams, Chief Financial Officer

Weber Shandwick Financial 0207 067 0700
Ian Bailey / Nick Dibden / James White

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

RECEIVED
2008 APR 15 P 3:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Fiberweb Plc
TIDM	FWEB
Headline	Final Results
Released	07:01 27-Feb-08
Number	8069O

RNS Number:8069O
Fiberweb Plc
27 February 2008

Wednesday, 27 February 2008

Fiberweb plc
("Fiberweb", "the Group" or "the Company")

Preliminary Results

Fiberweb plc, the international nonwoven fabrics producer, announces its preliminary results for the year ended 31 December 2007.

Financial Highlights

£ millions (unless stated otherwise)	2007	2006(1)
Results from continuing underlying(2) operations:		
Revenue	473.6	499.9
Underlying(2) Operating Profit	13.8	27.1
Underlying(2) Profit before Tax	3.0	12.6
Adjusted Earnings per Share (3)	2.6p	5.1p
Results after restructuring and other non-recurring items:		
Operating Loss from Continuing Operations	(89.3)	(35.3)
Basic Loss per Share from Continuing Operations	(76.3p)	(35.3p)
Proposed Final Dividend	2.50p	3.95p
Net Debt	137.6	165.3

(1) 2006 restated to reflect Discontinued Operations
(2) Underlying profit measures are before restructuring charges and other non-recurring items, as set out in the Consolidated Income Statement
(3) Adjusted to exclude restructuring charges and other non-recurring items as described in note 4

Operational Highlights

- Turnaround programme continued throughout a challenging year, establishing sound foundations for progress in 2008

- Underlying gross margin and operating margin recovery in the second half driven by Industrial with Hygiene under pressure from raw materials

- Portfolio simplified - 2 hygiene business disposals, 1 industrial site closure

- Industrial growth maintained with revenue growth of 4.6% at constant currency. Industrial now accounts for 42% of Group revenue, up from 32% in 2005

- Trade working capital as a percentage of sales reduced by 1.0% to 17.9%

- Debt reduction of £33.1 million at constant currency from disposals and working capital reduction

- Impairments and write-downs of £95 million

Commenting on the results, Daniel Dayan, Chief Executive Officer, said: "2007 was a challenging first year as a public company. We continued to pursue the turnaround programme outlined at demerger and have made progress in maintaining growth in our differentiated industrial businesses and simplifying the hygiene portfolio.

The significant inventory and margin management issues identified in April were a major disappointment. In response, we rapidly strengthened management and systems and saw some recovery during the second half. We continued to invest in our most attractive businesses to improve competitiveness, to increase value for customers by tailoring products more precisely to their needs and to increase profitable capacity.

Despite the overall margin decline during the year, the restructuring and investment actions undertaken during 2007 have created a sound foundation for progress in 2008.

Following our statement of 21 January 2008 regarding a possible offer by Avgol, we are enabling a due diligence process. We will keep shareholders informed as to the progress of any possible offer for the Company. "

-ENDS-

Contacts

Fiberweb plc	(27.02.08) 0207 067 0700
Daniel Dayan, Chief Executive	Thereafter 0208 439 8594
Daniel Abrams, Chief Financial Officer	
Weber Shandwick Financial	0207 067 0700
Ian Bailey/ Nick Dibden/ James White	

Chairman's Statement

2007 was a difficult year for the Group. Despite initial success in delivering a number of objectives laid out at the demerger of the Company from BBA Group in November 2006, the business struggled to meet several internal and external challenges.

During the year, the Group continued to implement the turnaround strategy laid out at the time of demerger. The portfolio was further simplified with the successful sale of the international Hygiene Wipes business and the small cotton bleaching business based in Griswoldville, Massachusetts. The rationalisation of uncompetitive assets continued with the closure of the polyester fabric production site at Gray Court, South Carolina, and further reductions in headcount amounting to around 6% of the workforce excluding divestments.

The restructuring undertaken from the end of March following the announcement of the Hygiene Wipes sale exposed problems in the Industrial business in the US. These concerned primarily margin management and manufacturing performance and had a material impact on performance during the rest of the year, offsetting continuing progress in Fiberweb's Industrial businesses outside the US. Changes in management were swiftly introduced, and, towards the end of the year, steady

margin recovery was achieved.

In general, the Hygiene businesses suffered during 2007 from a continuation of the difficult trading environment that has prevailed for several years, with high and increasing raw material prices and additional competitive pressures, especially in Europe. We have responded to these challenges with the investment programme outlined at the time of the demerger, efficiency improvements and through a continued focus on our higher margin speciality products.

The major new spunbond contract signed with our largest customer, Procter & Gamble, at the end of 2006, was implemented during the year. Despite this, unexpected volume shortfalls in several areas undermined plans to optimise asset utilisation, and negatively impacted margins.

Despite these setbacks, the actions put in place during 2006 and 2007 are expected to lead to an improvement in Fiberweb's competitive position in the long term and we have sought to strengthen management at all levels to deliver on the promise to turnaround the recent history of declining margins and profitability.

Your Board continues to believe that Fiberweb's best prospects lie in exploiting its strong brand and market positions in important segments of the large and growing market for industrial nonwoven fabrics, particularly in filtration and speciality construction segments. We are confident that a solid foundation is now in place for progress in 2008.

Dividends

Subject to approval by shareholders at the Annual General Meeting to be held on 2 May 2008, the directors recommend a final dividend of 2.50 pence per share. If approved, the dividend will be payable on 27 May 2008 to shareholders on the register at 25 April 2008.

The Board and Management

The departure of Simon Bowles as Chief Financial Officer was announced in early December and he was replaced on 1 February 2008 by Daniel Abrams, who brings a broad range of operational, financial and public company expertise to your Board. We now have in place a strong executive team with considerable experience in the nonwovens sector and international manufacturing.

Possible Offer by Avgol

On 21 January 2008 the Company announced that it is in discussions with Avgol Industries 1953 Limited ("Avgol") regarding a possible offer for Fiberweb. The proposed offer price is 100p per Fiberweb share in cash, plus the right to receive and retain a further dividend for the year ended 31 December 2007 of 2.50p per share. Depending on the timing of any Avgol offer, a 2.50p per share dividend will either be recommended by the directors as a final dividend for 2007 as mentioned above or will be paid as a further dividend for 2007 as part of any offer, in which case no final dividend should be expected. Due diligence is proceeding and we will keep shareholders informed as to the progress of any possible offer. For the avoidance of doubt there can be no certainty that any offer will be made for the Company.

Malcolm Coster
Chairman
26 February 2008

Chief Executive's Review

Summary

2007 was a year of highs and lows. Following successes in delivering a major P&G contract shortly after demerger, the sale of Hygiene Wipes, and encouraging sales and profit growth in our non-US industrial businesses, the emergence of significant shortcomings in the large Americas Industrial business was a major

disappointment. These issues combined with volume shortfalls in certain hygiene plants and further raw material cost increases, led us to make two profit warnings during the year in April and September. We responded by strengthening management and processes, increasing efficiency and productivity and reducing headcount and costs within the Group, including Head Office. 2007's poor margins led to a reduction in expectations of future performance, which have led to a £95 million charge for impairment and asset write-downs.

Industrial

In North America, the Industrial business faced a demanding year against a backdrop of challenging external markets and internal issues, including inadequate inventory costing and weak margin management. Reported continuing revenues of £123.2 million in North America declined by 8.6% year on year, although in constant currency terms, sales were in line with 2006 at £134.2 million. Continuing underlying operating margins declined significantly over the year although the second half saw a marked improvement that has created a solid position from which to build in 2008.

The US residential construction market, accounting for around 8% of Fiberweb sales, was notably weak, with a greater than 30% reduction in new house starts compared with 2006, and there were significant increases in raw material costs, not all of which could be passed on to customers. Despite this, housewrap volumes grew and revenues remained strong thanks to continued market share gain and a strong business in Canada, which benefits from continued strong demand and a strong Canadian dollar enabling more robust pricing than in the US.

We continue to accelerate our drive to expand our geographic presence in this market and to broaden our product range. During the year we launched MetroWrap, a new product tailored to the needs of commercial buildings and StormWrap, a product for use in hurricane-prone areas, both of which further differentiate our offering and which have received positive customer reactions.

Sales of filtration media under the Reemay(TM) brand for pool and spa applications were generally strong, though the weakness in housing markets began to impact the pool and spa market towards the end of the year. Other filtration areas also demonstrated some growth, and successful product development during 2007 is expected to support further growth.

We made significant progress in reducing overall SG&A costs in the Americas' following the disposal of Hygiene Wipes and in response to underperformance in the Industrial business. We also closed the under-performing facility at Gray Court following the failure of a manufacturing improvement project to achieve sufficient benefits. At the same time, we are dedicating significant effort to improving the business management and control structure in the Americas' Industrial business. We believe significant progress has been achieved as evidenced by margin recovery in the second half.

Other important areas of the Americas Industrial business performed well. Sales of fabric softener sheet remained strong and the recovery in sales of graphic arts products continued with improved sales focus, despite disruption associated with the relocation of this business to Old Hickory.

The successful commissioning of the polyester recycling plant at our largest site at Old Hickory enables us to recycle almost 100% of our polyester fabric waste, reducing both the financial and environmental costs of our operations. Despite lower than expected margins during the year, due to delays in obtaining customer qualifications for products containing recycled polymer, qualifications had been obtained by the end of October, allowing the recycling plant to operate at full throughput.

In Brazil, Bidim(TM) grew sales by 15% and profit by 3%, with particular strength in geotextiles. The strength of the Brazilian Real against the US Dollar reduced shoe production volumes, making rival products from China more attractive and also stimulating increased imports of European roofing materials,

which Bidim mitigated through improved production efficiencies and process improvements.

In Europe, sales grew in roofing as the 2006 acquisition of Blowitex continued to be successful and we saw limited growth in specialty polyethylene based nonwovens products from our Berlin facility. New product development in roofing, which seeks to improve the resistance of under-tile products to UV radiation, was successful, with new polyethylene based products expected to be launched during 2008.

TerramTM, our UK geotextiles and geosynthetics business, progressed well following significant restructuring last year, which closed one line. The business returned to profit and significant progress was made in commercialising innovative products in the defence and rail sectors.

Hygiene

Substantial restructuring of the Hygiene business included the divestment of the Hygiene Wipes business and the US cotton bleaching business, following the line closures of 2006. As a result, despite rising raw material costs, the US Hygiene business returned to profit during the year. The European business saw significantly reduced margins due to increased input costs, some volume weakness from a major customer and the delayed start-up of the Italian airlaid line.

Overall, continuing Hygiene revenue fell 8.3% from £297.2 million in 2006 to £272.4 million in 2007, including a £6.7 million reduction from currency translation from the weakening of the US Dollar. Underlying operating profit from continuing activities fell to £10.1 million (2006: £14.0 million). Underlying operating margins of 4.3% in the first half declined further to 3.1% in the second half largely due to the delays in the contractual pass-through of increasing raw material costs.

In North America, we saw the benefit of previous restructuring actions, although revenues declined significantly, as expected, and margins were also affected by higher raw material costs and price concessions. Additionally, in Mexico, volumes from a major customer lagged behind agreed levels.

In Europe, revenue from continuing operations benefited from the successful start up of the new spunbond line in Sweden. A good performance was seen in France with growing hygiene and agriculture volumes. To establish the appropriate cost base to compete in the volume hygiene market, restructuring programmes have been initiated in Germany, Italy and Sweden. We expect to see the benefits of these programmes in our 2008 performance. In addition, we are focusing on further improving our manufacturing and energy efficiencies. We also continue to invest to support future growth in our spunbond business, and announced in August 2007 that we will invest around Euro 40 million in a speciality spunbond line in northern Italy. This 18,000 tonne capacity line will be dedicated to the hygiene and agriculture business and is expected to deliver benefits from the second half of 2009.

Airlaid

In Asia, revenue fell as the Tianjin plant shut down for a productivity improvement project in the first quarter of 2007 and demand from a major customer was below forecast in the first half of the year. We also suffered from increasing materials costs and reduced VAT refunds on exports sales as a result of a change in local government policy. Despite this, performance in the second half of the year was much improved and productivity achieved a record high in October.

Construction of the second airlaid line in Tianjin is nearing completion and will commence commercial operation in the second quarter of 2008 as planned. This will provide additional annual capacity of 10,000 tonnes. The new line will target hygiene customers in Asia by producing competitive products for mid-tier markets.

In Europe, the commissioning of a new 10,000 tonne airlaid line at the Korma site was delayed due to technical problems which are in the course of resolution. We have negotiated recovery of some of the resulting lost profit from the equipment vendor. The business is expected to be fully commercial during the second quarter of 2008.

I would like to take this opportunity to thank Fiberweb's customers and suppliers for their continued support. I would especially like to thank all Fiberweb employees for their commitment, loyalty and unstinting efforts to serve customers better during what has been a testing and challenging year.

Outlook

We expect Industrial to benefit from continued recovery in the Americas, building on the stronger second half of 2007 and expect our non-US businesses to continue to benefit from new products and enhanced capacity. Hygiene remains subject to a highly competitive market and to raw material pressures. However, the continued focus on profitable product lines combined with continuing reduction in our cost base, should ensure a steady improvement in competitiveness.

Cashflow and debt reduction remain a priority for management. We will continue to review our portfolio of nonwovens businesses to ensure we can maximise their value for shareholders.

Whilst we are still implementing our turnaround programme and despite a difficult macro-economic outlook, the actions taken during 2007 have created a solid foundation for progress in 2008.

Daniel Dayan
Chief Executive
26 February 2008

Financial Review

2007 full year operating profits from continuing operations before restructuring costs and non-recurring items at £13.8 million represent a significant decline. A particularly weak first half was followed by a degree of recovery in the second half as restructuring and investment actions started to demonstrate an impact, resulting in underlying operating margins improving in the second half compared to the first half by approximately 0.4 percentage points. This was achieved despite steadily increasing raw material costs during the second half. We continued to restructure the business, resulting in non-recurring charges on continuing operations of £103.1 million (2006: £62.4 million), including cash costs of £6.3 million.

Revenue from continuing operations fell by 5.3% to £473.6 million (2006: £499.9 million). This reduction is largely in the Hygiene business, and results from the full year effect of the significant restructuring we carried out in 2006, and further changes in 2007 such as the disposal of the cotton bleaching business. The continuing sales numbers exclude Hygiene Wipes, which represented £31.5 million of sales in 2007 (2006: £84.8 million).

Underlying operating profit on a continuing basis fell significantly from £27.1 million to £13.8 million, an operating margin of 2.9% (2006: 5.4%). £5.4 million of the fall was due to a full year of central/PLC costs post-demerger. Other key factors contributing to the decline included increased raw material costs across the Group, and reduced profitability in the non-US Hygiene businesses and in the US Industrial business. The US Hygiene business showed improved performance compared with 2006. In the second half of the year, operating margins rose in the Industrial businesses, both in the US and elsewhere, and also in the US Hygiene business.

After net finance costs of £10.8 million (2006: £14.5 million), Fiberweb produced underlying profit before tax from continuing operations of £3.0 million (2006: £12.6 million). Adjusted earnings per share on continuing operations were

2.6 pence (2006: 5.1 pence) after excluding restructuring costs and non-recurring items.

Despite a significant fall in the US Dollar exchange rate from an average of 1.83 in 2006 to 2.00 in 2007, the adverse effect of this on the Group's reported underlying operating profit from continuing operations was limited to £0.4 million. The Euro's average value against the pound was largely unchanged at 1.46.

Restructuring costs and non-recurring items on continuing operations of £103.1 million before tax included asset impairments of £43.5 million, goodwill impairments of £46.7 million, inventory write-downs of £5.8 million and other restructuring costs of £7.4 million. These were partially offset by a gain on sale of an associate of £0.3 million. In 2006, non-recurring items of £62.4 million comprised £49.0 million of asset write-downs and impairment, £11.8 million of other restructuring costs and a £1.6 million loss on the disposal of an associate, CNC. These resulted in operating losses from continuing operations of £89.3 million (2006: £35.3 million).

We disposed of the Hygiene Wipes business in May, for gross proceeds of Euro 65 million. At the end of June we sold the small cotton bleaching business based in Griswoldville, Massachusetts. We recognised losses on disposal of Hygiene Wipes and the cotton bleaching sale of £20.9 million and £0.8 million respectively. Both disposals contribute to the simplification of Fiberweb's business in line with our published strategy.

Debt was cut during the year by £27.7 million to £137.6 million. A trading cash inflow of £43.8 million before non-recurring cash costs of £6.9 million and divestment proceeds of £42.0 million funded capital investment of £32.6 million, net interest payments of £10.4 million and dividends of £7.0 million. Tight control of working capital was maintained, with a net inflow of £2.4 million (2006: outflow of £3.1 million).

Net finance costs of £10.8 million were significantly reduced from the £14.5 million charge in 2006, reflecting the debt reduction mentioned above and the full year effect of the Group's new capital structure post demerger.

The Group's borrowings are mainly under the Revolving Credit Facility (RCF) provided by nine relationship banks. As a result of our relatively high financial gearing and our reduced profit expectation for 2007 following the previously announced issues in the US Industrial business, our bankers agreed the relaxation of the Group's original covenants. The Group remains compliant with its covenants and continues to monitor actual and forecast compliance carefully.

The reported underlying taxation credit of £0.1 million (2006: tax charge of £6.3 million) benefited from significant credits of £1.1 million due to over provision of taxes in respect of prior years, most notably in Germany. After adjusting for this credit, the underlying tax charge of £1.0 million is at an effective rate of 33.3%, which is in line with our previous expectations. This rate is a blend of different rates of taxation in the countries in which Fiberweb operates. The Group's rate of taxation is highest in the US and Germany, while it benefits from low rates of taxation in China.

As noted above, the operating loss from continuing businesses of £89.3 million was larger than the loss of £35.3 million in 2006. Net cash from operating activities of £36.9 million (2006: £44.0 million) is after a cash outflow in respect of non-recurring restructuring costs of £6.9 million (2006: £7.5 million). The net cash outflow in the year was £27.5 million (2006: an inflow of £10.5 million), after £32.6 million of capital expenditure (2006: £48.4 million), £10.4 million of net interest payments (2006: £7.6 million) and shareholder dividends of £7.0 million (2006: dividends paid to former parent company £5.5 million). The net cash inflow on the sale of businesses was £42.0 million (2006: £3.1 million). Cash from operating activities benefited from an

inflow of £2.4 million in respect of reduced working capital (2006: an outflow of £3.1 million).

During the year we set up cash pooling and cash management processes which allowed us to reduce cash and cash equivalents at year end to £8.2 million, compared with £35.2 million last year, shortly after demerger. This was done without imposing unnecessary constraints on business operating liquidity.

Capital expenditure of £32.6 million was significantly lower than the previous year (2006 £48.4 million). Major elements of the 2007 investment plan were the completion of the Sweden spunbond line and the second airlaid line in China, the Old Hickory polyester recycling facility and the first stage payments in respect of the new spunbond investment in Italy.

Fixed assets fell substantially from £330.6 million to £266.4 million as a result of the disposal of the Hygiene Wipes business (£29.6 million), and the impairment of assets as set out in note 4. Goodwill also reduced significantly from £93.0 million to £28.0 million. £18.9 million of the decrease is attributed to the Hygiene Wipes sale, with the balance having been impaired. The Group has recognised significant non-current asset impairments during 2007 as set out in note 4. Impairments have been driven by a combination of ongoing restructuring (Gray Court closure), revised forecasts and higher discount rates to reflect an increased execution risk in the light of the delayed turnaround. The Group's net asset carrying value now stands at £185.3 million (2006: £297.0 million).

Inventories were significantly reduced at £62.7 million, in large part due to the Hygiene Wipes disposal which accounted for a reduction of £10.2 million and the £5.8 million of non-recurring write-downs in our US Industrial businesses, but also due to improved manufacturing and demand management practices in our US Industrial business. The cash inflow in respect of inventory reduction in the ordinary course of business was £4.3 million. Trade and other receivables were also reduced.

After allowing for the Hygiene Wipes disposal and non-recurring inventory write downs, trade working capital improved during the period to 17.9% of sales (2006: 18.9%), despite the adverse effect of foreign exchange which increased the reported year end value of working capital.

Table of exchange rates

		2007	2006
USD	Average	2.00	1.83
	Year end	1.99	1.96
Euro	Average	1.46	1.47
	Year end	1.36	1.48

CONSOLIDATED INCOME STATEMENT
For the year ended 31st December 2007

	Note	2007 Underlying* £m	2007 Note i £m	2007 Total £m	2006+ Underlying* £m	2006+ Note i £m
Continuing operations						
Revenue	2	473.6	-	473.6	499.9	-
Cost of sales	4	(380.9)	(31.8)	(412.7)	(399.5)	(15.3)
Gross profit		92.7	(31.8)	60.9	100.4	(15.3)
Distribution costs		(44.0)	-	(44.0)	(41.4)	-
Administrative expenses	4	(37.3)	(46.7)	(84.0)	(33.7)	-

Other operating income	3	2.2	-	2.2	1.2	-
Share of profit of associates		0.2	-	0.2	0.6	-
Gain/(loss) on disposal of associated undertaking	4	-	0.3	0.3	-	(1.6)
Restructuring costs	4	-	(24.9)	(24.9)	-	(45.5)
Operating profit/ (loss)from continuing operations	2,4	13.8	(103.1)	(89.3)	27.1	(62.4)
Investment income		0.8	-	0.8	0.4	-
Finance costs		(11.6)	-	(11.6)	(14.9)	-
Profit/ (loss) before tax		3.0	(103.1)	(100.1)	12.6	(62.4)
Income tax	5	0.1	6.6	6.7	(6.3)	12.9
Profit/ (loss) for the period from continuing operations		3.1	(96.5)	(93.4)	6.3	(49.5)
Profit/ (loss) for the period from discontinued operations	6	0.2	(19.3)	(19.1)	0.3	(26.4)
Profit/ (loss) for the period		3.3	(115.8)	(112.5)	6.6	(75.9)
Attributable to: Equity holders of the parent		3.3	(115.8)	(112.5)	6.6	(75.9)

*Underlying trading results before items described in note i below
Note i: Restructuring costs and non-recurring items as set out in note 3 to the Consolidated Financial Statements
+2006 results have been restated to reflect the Discontinued Operations (see note

Loss per share, attributable to the ordinary equity holders of the parent

From continuing operations:		
Basic	8	(76.3)p
Diluted	8	(76.3)p
From continuing and discontinued operations:		
Basic	8	(91.9)p
Diluted	8	(91.9)p

Adjusted earnings(1) per share, attributable to the ordinary equity holders of th

From continuing operations:		
Basic	8	2.6p
Diluted	8	2.6p

(1) Adjusted earnings per share are shown calculated on earnings before restructuring costs and non-recurring items because the directors consider this gives a better indication of underlying performance.

CONSOLIDATED BALANCE SHEET
As at 31st December 2007

	2007 £m	2006 £m
Non-current assets		
Intangible assets:		
Goodwill	28.0	93.0
Other	2.5	3.4
Property, plant and equipment	266.4	330.6
Investments in associates	1.5	1.4
Other investments	0.8	-
Trade and other receivables	-	0.3
Deferred tax assets	0.5	-
	299.7	428.7
Current assets		
Inventories	62.7	82.1
Trade and other receivables	92.1	97.4
Cash and cash equivalents	17.1	35.2
Corporation tax recoverable	1.4	2.0
	173.3	216.7
TOTAL ASSETS	473.0	645.4
Current liabilities		
Trade and other payables	(76.9)	(77.3)
Tax liabilities	(3.3)	(3.4)
Obligations under finance leases	(2.3)	(2.3)
Bank overdrafts and loans	(18.1)	(10.3)
Provisions	(4.2)	(2.6)
	(104.8)	(95.9)
Net current assets	68.5	120.8
Non-current liabilities		
Bank loans	(131.9)	(183.5)
Other payables due after one year	-	(2.5)
Retirement benefit obligations	(21.8)	(23.2)
Obligations under finance leases	(2.4)	(4.4)
Deferred tax liabilities	(24.3)	(35.3)
Provisions	(2.5)	(3.6)
	(182.9)	(252.5)
TOTAL LIABILITIES	(287.7)	(348.4)
NET ASSETS	185.3	297.0
Equity attributable to equity holders of the parent		
Share capital	6.1	6.1
Share premium account	84.5	84.5

Merger reserve	93.5	93.5
Other reserve	93.1	93.1
Capital reserve	0.6	0.1
Translation reserve	8.1	(1.3)
Hedging reserve	(1.5)	0.5
Retained earnings	(99.1)	20.5
TOTAL EQUITY	185.3	297.0

These financial statements were approved by the Board of Directors on 26th February 2008 and signed on its behalf by

D Dayan Chief Executive D Abrams Chief Financial Officer

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st December 2007

	Note	2007 £m	2006 £m
Operating activities			
Net cash flows from operating activities	10	36.9	44.0
Investing activities			
Interest received		0.8	0.4
Purchase of property plant and equipment		(32.4)	(47.8)
Purchase of intangible assets		(0.2)	(0.6)
Proceeds from disposal of property, plant and equipment		0.6	0.8
Net proceeds on disposal of businesses		42.0	-
Dividends received from associated undertakings		0.1	0.2
Proceeds on sale of associate		-	5.4
Acquisition of subsidiaries		-	(2.3)
Net cash inflow/ (outflow) from investing activities		10.9	(43.9)
Financing activities			
Interest paid		(11.1)	(1.8)
Interest paid to related parties (net)		-	(5.9)
Interest element of finance leases paid		(0.1)	(0.3)
Bank facility fees paid		-	(1.2)
Dividends paid to related parties		-	(5.5)
Dividends paid to shareholders		(7.0)	-
Repayment of related party loans		-	(150.7)
(Repayment)/ drawdown of external loans		(54.1)	177.7
Overdrafts reclassified to cash and cash equivalents		(0.6)	-
Decrease in finance leases		(2.4)	(2.3)
Increase in overdrafts		-	0.4
Net cash (outflow)/ inflow from financing activities		(75.3)	10.4
Net (decrease)/ increase in cash and cash equivalents		(27.5)	10.5
Foreign exchange differences		0.5	(1.1)
Cash and cash equivalents at 1st January		35.2	25.8
Cash and cash equivalents at 31st December		8.2	35.2
Net debt at beginning of year		(165.3)	(242.3)
(Decrease)/ increase in cash and cash equivalents		(27.5)	10.5

Decrease/ (increase) in external loans	54.1	(177.3)
Bank loans disposed of/ (acquired)	2.9	(0.4)
Facility fees paid	-	1.2
Facility fees amortised	(0.2)	(0.1)
Decrease in finance leases	2.4	2.3
Repayment of loans from former parent company	-	150.7
(Increase)/decrease in overdrafts	-	(0.4)
Overdrafts reclassified to cash and cash equivalents	0.6	-
Loans waived by former parent company	-	90.0
Loans capitalised by former parent company	-	87.4
Non-cash transfer of subsidiary investments	-	(101.5)
Foreign exchange differences	(4.6)	14.6
Net debt at end of year	(137.6)	(165.3)
Comprising:		
Overdrafts	-	(0.6)
Bank loans	(142.0)	(194.3)
Less: unamortised prepaid facility fees	0.9	1.1
Bank overdrafts and loans	(141.1)	(193.8)
Finance leases	(4.7)	(6.7)
Cash and cash equivalents	8.2	35.2
Net debt at end of year	(137.6)	(165.3)

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 31st December 2007

	2007 £m	2006 £m
Exchange gains/ (losses) on translation of foreign operations	9.4	(20.0)
(Loss)/ gain on interest rate cash flow hedges	(1.7)	0.5
Capital contribution through waiver of net debt by former parent company	-	90.0
Actuarial losses on defined benefit pension schemes	(0.7)	(0.3)
Tax on items recognised directly in equity	0.6	-
Net income recognised directly in equity	7.6	70.2
Transferred to profit or loss on interest rate cash flow hedges	(0.3)	-
Loss for the year	(112.5)	(69.3)
Total recognised (expense)/ income for the year	(105.2)	0.9

Reconciliation of movements in total shareholders' equity

	2007 £m	2006 £m
Total recognised (expense)/ income for the period	(105.2)	0.9
Equity dividends paid to former parent company	-	(5.5)

Equity dividends paid to shareholders	(7.0)	-
Movement on reserve for share option costs	0.5	0.1
Revaluation gain recycled to profit for the period	-	(1.8)
Capitalisation of subsidiary loans prior to demerger	-	6.8
Net movement in total shareholders' equity for the period	(111.7)	0.5
Total shareholders' equity at beginning of period	297.0	296.5
Total shareholders' equity at end of period	185.3	297.0

£6.8 million credited to the other reserve during the year ended 31st December 2006 comprises the capitalisation of loans from the former parent company to Fiberweb subsidiaries in 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 31st December 2007

1. Basis of preparation
The financial information set out above does not constitute the Company's statutory financial statements for 2007 or 2006 under section 240 of the Companies Act 1985. Statutory accounts for 2006, together with an unqualified audit report, have been filed with the Registrar of Companies and did not contain a report under section 237 (2) and (3) of the Companies Act 1985. Those for 2007 will be delivered to the Registrar following the Company's annual general meeting.

Whilst the financial information included in this preliminary announcement has been computed in accordance with International Financial Reporting Standards (IFRSs) adopted by the European Union ("EU") and in accordance with the Group's IFRS accounting policies, this announcement does not itself contain sufficient information to comply with IFRSs. The same accounting policies and methods of computation are followed in the audited results for the year ended 31st December 2007. Fiberweb's accounting policies under IFRS are as reported in the annual financial statements for the year ended 31st December 2006, as published by the Company on 30th March 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 31st December 2007 - continued

2. Segmental information
The Group's primary segments are geographic on the basis of the underlying operational management structure and reporting hierarchy. The geographic segments then comprise businesses supplying the Hygiene and Industrial nonwovens markets. All segments include operations consisting of the manufacture and sale of nonwoven materials.

In the following analysis, inter-segment sales represent goods sold at arm's length transfer prices between Group entities. Global Research & Development and Health & Safety costs have been allocated to Group entities on the basis of their share of the Group's continuing external revenue. Central head office costs are not allocated to Group entities for the purpose of the segmental analysis and central costs of £7.1 million (2006: £1.7 million) are shown below within Europe in the Geographical Segment analysis and as Unallocated Corporate within the Business Segment analysis.

Geographical segments

Year ended 31st December 2007

Continuing operations	Europe £m	North America £m	Rest of World £m	Eliminations £m	Tota £
External sales by origin	238.9	198.5	36.2	-	473.
External sales by destination	225.5	197.9	50.2	-	473.
Inter-segment sales	9.5	9.2	0.5	(19.2)	
Underlying operating profit	9.6	3.2	1.0	-	13.
Restructuring costs and other non-recurring items	(12.1)	(81.4)	(9.6)	-	(103.
Segment result from continuing operations*	(2.5)	(78.2)	(8.6)	-	(89.
Investment income					0.
Finance costs					(11.
Loss before tax					(100.
Tax					6.
Loss for the period from discontinued operations					(19.
Loss after tax and discontinued operations					(112.

*Segment result includes £0.2 million profit of associates within Europe (2006: £ million) and £nil within Rest of World (2006: £0.5 million) respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 31st December 2007 - continued

2. Segmental information continued

Geographical segments continued

Year ended 31st December 2006

Continuing operations	Europe £m	North America £m	Rest of World £m	Eliminations £m	To
External sales by origin	213.2	231.4	55.3	-	49
External sales by destination	227.6	233.1	39.2	-	49
Inter-segment sales	7.5	10.8	0.5	(18.8)	
Underlying operating profit	14.5	8.7	3.9	-	2
Restructuring costs and other non-recurring items	(16.4)	(44.3)	(1.7)	-	(6
Segment result from continuing operations*	(1.9)	(35.6)	2.2	-	(3
Investment income					
Finance costs					(1

Loss before tax	(4
Tax	
Loss for the period from discontinued operations	(2
Loss after tax and discontinued operations	(6

*Segment result includes £0.1 million profit of associates within Europe and £0.5 million within Rest of World.

Business segments

Year ended 31st December 2007	Hygiene £m	Industrial £m	Unallocated Corporate £m	Continuing £m	Discontinued £m
External sales by origin	272.4	201.2	-	473.6	31.5
Underlying operating profit	10.1	10.8	(7.1)	13.8	0.3
Restructuring costs and other non-recurring items	(58.7)	(43.4)	(1.0)	(103.1)	-
Segment result*	(48.6)	(32.6)	(8.1)	(89.3)	0.3
Underlying operating profit margin	3.7%	5.4%	-	2.9%	1.0%
Capital additions	23.9	8.4	0.2	32.5	0.4
Assets	313.1	137.8	3.1	454.0	-
Depreciation & amortisation	23.8	7.9	0.1	31.8	1.7

*Segment result includes £0.2 million profit of associates within Hygiene and £nil within Industrial.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 31st December 2007 - continued

2. Segmental information continued

Business segments continued

Year ended 31st December 2006	Hygiene £m	Industrial £m	Unallocated Corporate £m	Continuing £m	Discontinued £m
External sales by origin	297.2**	202.7**	-	499.9	84.8
Underlying operating					

profit	14.0	14.8	(1.7)	27.1	0.5
Restructuring costs and other non-recurring items	(48.4)	(14.0)	-	(62.4)	(34.7)
Segment result*	(34.4)	0.8	(1.7)	(35.3)	(34.2)
Underlying operating profit margin	4.7%	7.3%	-	5.4%	0.5%
Capital additions	35.8	14.2	0.5	50.5	3.2
Assets	344.9	173.0	14.9	532.8	76.2
Depreciation & amortisation	24.1	9.4	-	33.5	4.9

*Segment result includes £0.6 million profit of associates with Hygiene and £nil within Industrial.

**The allocation of prior year sales by business segment has been restated following review of discontinued sales.

3. Other operating income

Current year other operating income of £2.2 million includes £0.8 million compensation for loss of profit in respect of the delayed airlaid line installation in our Korma, Italy facility and £0.7 million from a third party in respect of a license fee for the right to use Hygiene nonwoven technology developed by Fiberweb. The balance of other operating income of £0.7 million (2006: £1.2 million) primarily includes government grants, rental income and other sundry items.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31st December 2007 - continued

4. Restructuring costs and non-recurring items

	2007 £m	2006 £m
Cost of sales	31.8	15.3
Administrative expenses	46.7	-
(Gain)/ loss on disposal of associated undertaking	(0.3)	1.6
Restructuring costs	24.9	45.5
	103.1	62.4

Restructuring costs and other non-recurring items included within statutory operating profit amounted to £103.1 million (2006: £62.4 million). The main items included within this are:

- Year ended 31st December 2007

- Non-recurring cost of sales of £31.8 million comprising:

(i) a £4.7 million write-down of inventory in our US Industrial nonwovens business to bring product down to its net realisable value following the restructuring in this business during the first half of the year;

(ii) a £5.5 million write-down of assets in relation to a specialist US Hygiene production line as raw material price increases have resulted in the contract becoming commercially unviable;
(iii) a £0.9 million impairment of US Industrial assets at AQF, our air quality filtration business, due to new competing technology negatively impacting future sales projections of our automotive cabin air product;
(iv) a £1.8 million impairment in respect of other US assets across both Hygiene and Industrial units in response to the issues above;
(v) a £9.4 million write down in respect of assets in our Asian Hygiene business and a £2.7 million impairment in Hygiene Mexico, due to slower than expected demand from a major customer;
(vi) a £6.0 million impairment of a specialist production line in Germany to reflect slower than expected adoption of elastic nonwovens, and
(vii) a £0.8 million impairment in respect of older Hygiene production lines in Sweden and Germany.

- Non-recurring administrative expenses of £46.7 million comprising goodwill impairments of:

(i) £1.6 million in respect of a specialist production line in Germany;
(ii) £4.0 million in respect of our US Industrial business at our Gray Court facility, following the closure of this site;
(iii) A £1.4 million impairment of other goodwill attributed to the converting activity within US Industrial that is under commercial review
(iv) £4.9 million in respect of AQF goodwill, and
(v) £34.8 million in respect of goodwill attributed to the Veratec businesses, largely in response to lower than expected demand at our Mexican Hygiene operation.

- Non-recurring gain on the sale of intellectual property in December 2007 of £0.3 million in connection with the Group's disposal of its interest in associate Advanced Design Concepts GmbH ("ADC").

4. Restructuring costs and non-recurring items continued

- Non-recurring restructuring costs of £24.9 million comprising:
(i) 15.0 million of fixed asset write-downs, £1.1 million of inventory write downs and £0.9 million of severance and closure costs in respect of our Gray Court facility;
(ii) £3.5 million and £0.2 million respectively in respect of headcount reductions in Europe and Brazil;
(iii) £3.1 million of severance and other restructuring costs in our US Industrial business at Old Hickory;
(iv) £0.3 million of abortive acquisition costs, and
(v) £0.8 million loss on disposal of our cotton-bleaching business at Griswoldville in June 2007.

- Year ended 31st December 2006

- Non-recurring cost of sales of £15.3 million comprising:
(i) a £3.2 impairment in relation to the Group's cotton-bleaching business at Griswoldville;
(ii) a charge of £6.1 million in respect of surplus capacity in the US Industrial business in the face of a softening in the US construction market, and
(iii) a charge of £6.0 million in respect of some European Hygiene lines written down as the cost effectiveness of the older technology adversely affected the price competitiveness and therefore the future sales potential of the products.

- Non-recurring loss on disposal of £1.6 million on the sale of our

investment in associate CNC Thailand in December 2006.

- Non-recurring restructuring costs of £45.5 million, comprising:

(i) line and asset write-downs of £26.7 million and severance and other closure costs of £10.9 million associated primarily with the rationalisation of our North American Hygiene business, and
(ii) a charge of £7.9 million in relation to the line and asset impairment and redundancy costs at Terram Limited.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 31st December 2007 - continued

5. Taxation

	Continuing Operations		Discontinued Operations		Total	
	2007	2006	2007	2006	2007	2006
	£m	£m	£m	£m	£m	£m
Current tax						
Current income tax charge/ (credit) on underlying activities	4.4	4.4	0.1	-	4.5	4.4
Current income tax credit on non-recurring activities	(0.1)	(0.3)	-	-	(0.1)	(0.3)
Adjustments in respect of previous periods	(0.8)	(1.0)	-	-	(0.8)	(1.0)
Deferred tax						
Origination and reversal of temporary differences on underlying activities	(3.4)	3.0	-	-	(3.4)	3.0
Origination and reversal of temporary differences on non-recurring activities	(6.5)	(12.6)	(1.6)	(8.3)	(8.1)	(20.9)
Adjustments in respect of previous periods	(0.3)	(0.1)	-	-	(0.3)	(0.1)
Income tax credit for the year	(6.7)	(6.6)	(1.5)	(8.3)	(8.2)	(14.9)

The reported underlying taxation credit of £0.1 million (2006: tax charge of £6.3 million) benefited from significant credits of £1.1 million due to over provision of taxes in respect of prior years, most notably in Germany. After adjusting for this credit, the underlying tax charge of £1.0 million is at an effective rate of 33.3%, which is in line with our previous expectations. This rate is a blend of different rates of taxation in the countries in which Fiberweb operates. The Group's rate of taxation is highest in the US and

Germany, while it benefits from low rates of taxation in China.

6. Discontinued operations

On 30th March 2007, the Group entered into a sale agreement with Ahlstrom Corporation to dispose of the shares of Fiberweb Tenotex SAU and Fiberweb Holdings SLU and the trade and assets of Fiberweb Tecnofibra Srl and the Bethune Hygiene wipes business within Fiberweb Inc. ("Hygiene Wipes"). The disposal was completed on 25th May 2007, on which date control of Hygiene Wipes passed to the acquirer. The disposal was a significant step in Fiberweb's published commitment to address issues concerning the "Weak Hygiene" businesses within the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 31st December 2007 - continued

6. Discontinued operations continued

The results of the discontinued operations which have been included in the consolidated income statement were as follows:

£m		2007			2006	
	Underlying	Non-recurring	Total	Underlying	Non-recurring	T
Revenue	31.5	-	31.5	84.8	-	
Expenses	(31.2)	-	(31.2)	(84.3)	-	(
Underlying operating profit	0.3	-	0.3	0.5	-	
Restructuring costs and other non-recurring items	-	-	-	-	(34.7)	(
Interest	-	-	-	(0.2)	-	
Profit/(loss) before tax	0.3	-	0.3	0.3	(34.7)	(
Income tax	(0.1)	1.6	1.5	-	8.3	
	0.2	1.6	1.8	0.3	(26.4)	(
Loss on disposal of discontinued operations	-	(20.9)	(20.9)	-	-	
Profit/(loss) from discontinued operations	0.2	(19.3)	(19.1)	0.3	(26.4)	(

Restructuring costs and other non-recurring items of £20.9 million in the current period represents the loss on the disposal (refer to note 11). Prior year non-recurring costs of £34.7 million comprise impairments of the uncompetitive assets in the Hygiene Wipes business. Non-recurring taxation credits of £1.6 million (2006: £8.3 million) relate to deferred tax liabilities reversed due to the sale and impairments.

During the period the net operating cash outflow from Hygiene Wipes was £1.2 million (2006: an inflow of £4.8 million). Additionally, Hygiene Wipes paid £0.3 million (2006: £3.2 million) in respect of investing activities and paid £0.1 million (2006: received £2.6 million) in respect of financing activities.

7. Dividends

The Group paid dividends of £7.0 million during the year in respect of the final dividend of 3.95 pence for the period ended 31st December 2006 and the interim dividend of 1.70 pence for the year ended 31st December 2007. Subject to approval by shareholders at the Annual General Meeting, the proposed final dividend of 2.50 pence per share (2006: 3.95 pence) will be payable on 27th May 2008 to shareholders on the register at the close of business on 25th April 2008. The proposed final dividend has not been included as a liability in these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 31st December 2007 - continued

8. Earnings per share

From continuing and discontinued operations

Earnings	2007 £m	2006 £m
Basic and diluted:		
Loss for the period - basic loss attributable to ordinary shareholders	(112.5)	(69.3)
Restructuring costs and non-recurring items	124.1	97.1
Tax on restructuring costs and non-recurring items	(8.3)	(21.2)
Adjusted earnings	3.3	6.6
Number of shares		
Weighted average number of 5p ordinary shares:		
For basic earnings per share	122,440,375	122,440,375
For diluted earnings per share	122,440,375	122,440,375
Earnings/ (loss) per share		
Basic:		
Adjusted	2.7p	5.4p
Unadjusted	(91.9)p	(56.5)p
Diluted:		
Adjusted	2.7p	5.4p
Unadjusted	(91.9)p	(56.5)p

From continuing operations

Earnings	2007 £m	2006 £m
Basic and diluted:		
Loss for the period - basic loss attributable to ordinary shareholders	(93.4)	(43.2)
Total adjusted earnings for continuing and discontinued operations	3.3	6.6
Adjustments to exclude profit for the period from discontinued operations	(0.2)	(0.3)
Adjusted earnings from continuing operations	3.1	6.3

Number of shares		
Weighted average number of 5p ordinary shares:		
For basic earnings per share	122,440,375	122,440,375
For diluted earnings per share	122,440,375	122,440,375

Earnings/ (loss) per share		
Basic:		
Adjusted	2.6p	5.1p
Unadjusted	(76.3)p	(35.3)p
Diluted:		
Adjusted	2.6p	5.1p
Unadjusted	(76.3)p	(35.3)p

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 31st December 2007 - continued

8. Earnings per share continued
Adjusted earnings per share are shown calculated on earnings before restructuring costs and non-recurring items because the directors consider this gives a better indication of underlying performance.

For 2006, the number of ordinary shares in issue immediately after the demerger was used as the weighted average number for the period prior to demerger.

9. Employees

	2007 Number	2006 Number
Average monthly number (including executive directors)		
By region		
Europe	1,020	1,311
North America	937	1,327
Rest of World	472	310
	2,429	2,948
By market		
Hygiene	1,428	1,936
Industrial	1,001	1,012
	2,429	2,948

10. Cash flow from operating activities

	2007 £m	2006 £m
Operating loss from continuing operations	(89.3)	(35.3)
Operating profit/(loss) from discontinued operations	0.3	(34.2)
Share of profit from associates	(0.2)	(0.6)
Loss from operations	(89.2)	(70.1)
Depreciation of property, plant and equipment	32.6	37.2
Amortisation of intangible assets	0.9	1.2
Loss/(profit) on sale of property, plant and equipment	0.6	(0.3)

Increase in provisions	0.6	4.3
Additional pension scheme contributions	(2.6)	(3.1)
Share-based payments	0.5	0.1
Loss on disposal of CNC	-	1.6
Goodwill impairment (see note 3)	46.7	14.6
Non-cash impairment and asset write downs	43.5	69.1
Non-recurring inventory write-downs	5.8	-
Other non-cash non-recurring items	(0.9)	-
Other non-cash items	(0.9)	(0.7)
Operating cash flows before movement in working capital	37.6	53.9
Decrease/(increase) in working capital	2.4	(3.1)
Cash generated by operations	40.0	50.8
Income taxes paid	(3.1)	(6.8)
Net cash from operating activities	36.9	44.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 31st December 2007 - continued

11. Disposal of subsidiary undertakings

As referred to in note 6, on 25th May 2007 the Group disposed of its interests in Fiberweb Tenotex SAU and Fiberweb Holdings SLU and the trade and assets of Fiberweb Tecnofibra Srl and the Bethune hygiene wipes business within Fiberweb Inc. The results of these businesses have been classified as discontinued operations in these consolidated financial statements.

The net assets of the disposal group at the date of disposal and at 31st December 2006 were as follows:

	Note	25 May 2007 £m	31 December 2006 £m
Property, plant and equipment		29.6	31.3
Intangible assets		0.1	0.2
Inventories		10.2	11.1
Trade receivables		14.5	13.1
Other receivables		0.7	0.8
Bank balances and cash		1.0	0.8
Retirement benefit obligation		(0.6)	(0.6)
Deferred tax liability		(0.5)	(0.4)
Trade payables		(7.2)	(9.1)
Other payables		(3.1)	(2.9)
External borrowings		(2.9)	(2.9)
Attributable goodwill		18.9	18.9
Cumulative translation reserve		0.9	0.6
		61.6	60.9
Loss on disposal	6	(20.9)	
Total consideration (net of disposal costs)		40.7	
Satisfied by - Cash		40.7	

11. Disposal of subsidiary undertakings continued

At the end of June 2007, the Group sold the fixed assets and working capital of its cotton bleaching business at Griswoldville, Massachusetts to Barnhardt Manufacturing Company. This activity was not material to the Group's operations and, accordingly, this disposal has not been classified as discontinued operations. The Group realised a loss on disposal of £0.8 million, which is included within Restructuring Costs as described in note 4. The net assets of the entity at the date of disposal and at 31st December 2006 were as follows:

	Note	30 June 2007 £m	31 December 2006 £m
Property, plant and equipment		1.3	1.3
Inventories		1.0	0.9
Other receivables		-	0.1
Trade payables		(0.2)	(0.1)
Other payables		-	(0.1)
		2.1	2.1
Loss on disposal	4	(0.8)	
Total consideration (net of disposal costs)		1.3	
Satisfied by - Cash		1.3	

This information is provided by RNS
The company news service from the London Stock Exchange

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©2008 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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RECEIVED

2008 APR 16 P 5:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:58 18-Feb-08
Number	1962O

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Fiberweb Plc**

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	

3. Full name of person(s) subject to notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	14.02.08
6. Date on which issuer notified:	15.02.08
7. Threshold(s) that is/are crossed or reached:	Below 5%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary GB00B1FMH067	12,226,824	12,226,824	N/A	N/A	5,909,539	N/A	4.82%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
5,909,539	4.82%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Schroder Investment Management Limited 5,883,219 4.80%

Schroders (CI) Limited 26,320 0.02%

Proxy Voting:

10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14 Contact name:	Andrea Rowe
15. Contact telephone name:	020 7658 2521

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

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